Envoy Communications Group Announces
First Quarter Results for Fiscal 2005

Envoy Earns $0.03 per Share, Revenue up 10.5%

TORONTO, ON – February 14, 2005 – Envoy Communications Group Inc. (NASDAQ: ECGI, TSX: ECG) today announced its financial results for its first quarter ending December 31, 2004.

Envoy’s first quarter results for fiscal 2005 improved significantly, exceeding expectations and budget. Revenues increased to $10.0 million, an increase of 10.5% over the same period a year ago. Envoy earned $0.03 per share fully diluted (after giving effect to the reverse stock split).

Envoy’s North American operations had good results for the quarter, well above budget. The results in the United Kingdom were slightly below expectations. Envoy anticipates the UK operations to pick up significantly for the balance of the year.

Envoy entered into an agreement to acquire a majority stake in Parker Williams, a leading brand development and packaging design company in the United Kingdom. Parker Williams is anticipated to close and begin to positively impact Envoy’s results in the second quarter.

Envoy was awarded $13 million of new business contracts during the first quarter of fiscal 2005. We expect this new business to result in an increase in revenue of an estimated $4.5 million in fiscal 2005, compared to fiscal 2004.

It has been an excellent start to fiscal 2005. Traditionally Envoy’s results are stronger in the later quarters. Envoy’s management is holding the previously announced guidance of $0.20 per share (after giving effect to the reverse stock split) for the year.

Envoy’s priority is to build shareholder value in fiscal 2005 through solid operational results and executing its acquisition and investment plan. Envoy’s management team is excited and confident about the future.

About Envoy

Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

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Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to

Financial Highlights

Envoy Communications Group Inc.
Consolidated Income Statement highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

For the three months ended:	December 31	December 31
	2004	2003

Net revenue	$9,988,634	$9,041,704

Operating expenses:
Salaries and benefits	6,771,400	5,819,756
General and administrative	1,819,916	1,807,164
Occupancy costs	941,267	692,471

	9,532,583	8,319,391
Depreciation	583,437	577,202
Investment Earnings	(1,015,517)	—
Accreted interest imputed on warrants and debentures	—	250,881
Interest expense and financing costs	8,099	387,128

	9,108,602	9,534,602

Income (loss) before income taxes and discontinued operations	880,032	(492,898)
Income tax expense	233,402	—
Income (loss) from continuing operations	646,630	(492,898)
Income from discontinued operations, net of income taxes	—	434

Net earnings (loss)	646,630	(492,464)

Earnings (loss) per share (after giving effect to reverse stock split)
Basic	$0.03	$(0.06)
Diluted	$0.03	$(0.06)

Weighted average number of common shares outstanding
Before giving effect to the reverse split	115,363,377	40,242,880
After giving effect to the reverse split	23,072,675	8,048,576

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

As at:	December 31	September 30
	2004	2004

Current assets	$56,215,939	$59,258,764
Long-term assets	30,129,992	29,620,763

	$86,345,931	$88,879,527

Current liabilities	$10,699,484	$11,626,798
Long-term liabilities	330,215	361,230

	11,029,699	11,988,028
Shareholders’ equity	75,316,232	76,891,499

	$86,345,931	$88,879,527

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to

Financial Highlights

Envoy Communications Group Inc.
Consolidated Income Statement highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

For the three months ended:	December 31	December 31
	2004	2003

Net revenue	$9,988,634	$9,041,704

Operating expenses:
Salaries and benefits	6,771,400	5,819,756
General and administrative	1,819,916	1,807,164
Occupancy costs	941,267	692,471

	9,532,583	8,319,391
Depreciation	583,437	577,202
Investment Earnings	(1,015,517)	—
Accreted interest imputed on warrants and debentures	—	250,881
Interest expense and financing costs	8,099	387,128

	9,108,602	9,534,602

Income (loss) before income taxes and discontinued operations	880,032	(492,898)
Income tax expense	233,402	—
Income (loss) from continuing operations	646,630	(492,898)
Income from discontinued operations, net of income taxes	—	434

Net earnings (loss)	646,630	(492,464)

Earnings (loss) per share (after giving effect to reverse stock split)
Basic	$0.03	$(0.06)
Diluted	$0.03	$(0.06)

Weighted average number of common shares outstanding
Before giving effect to the reverse split	115,363,377	40,242,880
After giving effect to the reverse split	23,072,675	8,048,576

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

As at:	December 31	September 30
	2004	2004

Current assets	$56,215,939	$59,258,764
Long-term assets	30,129,992	29,620,763

	$86,345,931	$88,879,527

Current liabilities	$10,699,484	$11,626,798
Long-term liabilities	330,215	361,230

	11,029,699	11,988,028
Shareholders’ equity	75,316,232	76,891,499

	$86,345,931	$88,879,527